

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Elka Yaron
President and Chief Executive Officer
Eco Planet Corp.
93 S Jackson St #34786
Seattle, WA 98104-2818

> **Re: Eco Planet Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 18, 2012**
> **File No. 333-179130**

Dear Ms. Yaron:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one in our letter dated April 13, 2012, as well as your revised disclosure. Please further revise your prospectus as follows:

    - On the prospectus cover page, please disclose that you are a shell company.

    - In the prospectus summary, please disclose that you are a shell company.

    - In the section "Market for Securities," please disclose that you are a shell company and revise your disclosure about Rule 144 to address the limitations on the ability of security holders to use Rule 144 because you are a shell company.

Risk Factors, page 6

5. There is a web site called www.ecoplanet.com…, page 7

2.   We note your response to comment three in our letter dated April 13, 2012. Please revise your risk factor to acknowledge that, notwithstanding the fact that you do not anticipate any legal challenge to the use of your company's name, because other parties have similar names, there is a risk that you could be exposed to legal proceedings because of your name. To the extent that they are foreseeable, please address what you believe the material legal consequences of such proceedings might be.

Business, page 20

3.   Please disclose in the first paragraph of this section that you initially intend to do business only in Israel.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Dietrich King, Legal Branch Chief, at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich King for

Mara L. Ransom
Assistant Director

cc: Jonathan D. Strum, Esq.